# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ituran Location & Control Ltd., CIK 0001337117
CUSIP: M6158M104
Title of class of securities: Ordinary Shares, Par Value NIS 0.331/3 per share
Address of issuer's principal executive offices: 3 Hashikma Street, Azour, Israel (L3), 58001
Date of event which requires filing of this statement: 03/16/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001178913-06-000226
Filed by CIK 0001352444

## Reporting persons
- Yehuda Kahane: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 19,046; shared voting power 1,316,137; sole dispositive power 19,046; shared dispositive power 1,316,137; aggregate amount beneficially owned 1,316,137 (6.62% of the class)

## Item 1. Issuer
Name of issuer: Ituran Location & Control Ltd.
Address of issuer's principal executive offices: 3 Hashikma Street, Azour, Israel, 58001

## Item 2. Person Filing
Name of person filing: Yehuda Kahane
Address of principal business office or, if none, residence: 16 Tzamarot St, Herzliah, Israel.
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,316,137 ordinary shares of the issuer.

This amount is composed of 13,264 ordinary shares directly jointly held by Professor Yehuda Kahane and his wife, Ms. Rivka Kahane; 5,782 ordinary shares directly held by Yehuda Kahane Ltd.; and 1,297,091 ordinary shares held by Moked Ituran Ltd.

Professor Kahane holds 50% of the shares of Yehuda Kahane Ltd. (the other 50% being held by his wife), and may be deemed a controlling person thereof.

Yehuda Kahane Ltd. holds approximately 35.13% of Moked Ituran Ltd ("Moked"), the holder of approximately 19.43% of the issuer's share capital; and pursuant to a shareholders agreement among Moked's shareholders, Yehuda Kahane Ltd. has the power to direct the disposition of 1,297,091 of the issuer's shares held by Moked. The Moked's shareholders agreement, and its amendments, is incorporated herein by reference as exhibits.
Percent of class: 6.62% (calculated based on the amount of the outstanding ordinary shares of the issuer, exclusive of the ordinary shares held by the issuer).
Sole power to vote or to direct the vote: 19,046
Shared power to vote or to direct the vote: 1,316,137
Sole power to dispose or to direct the disposition: 19,046
Shared power to dispose or to direct the disposition: 1,316,137

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: As noted above, Professor Yehuda Kahane may be deemed a controlling person of Yehuda Kahane Ltd, which holds shares of the issuer directly and through Moked Ituran Ltd. See Item 4(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Shareholder Agreement dated May 28, 1998, as amended on September 6, 2005, attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, are incorporated by reference herein.

The second amendment to Shareholders Agreement dated May 28, 1998, from September 17, 2014 attached as Exhibit (c) to form 13G filed by this reporting person on February 17, 2015, are incorporated by reference herein.

## Signatures
- Yehuda Kahane: /s/ Yehuda Kahane, Yehuda Kahane (04/28/2025)